                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                  PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   741929 10 3
                                 (CUSIP Number)

                                 Paul Hong, Esq.
                 AIG Global Sports and Entertainment Fund, L.P.
                    AIG Global Emerging Markets Fund, L.L.C.
                             GEM Parallel Fund, L.P.
                         c/o AIG Capital Partners, Inc.
                                175 Water Street
                               New York, NY 10038
                            Tel. No.: (212) 458-2156
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all Exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No.

741929 10 3
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      AIG GLOBAL SPORTS AND ENTERTAINMENT FUND, L.P.  (I.R.S. NO. 52-2190010)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [ ]
      (b)   [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to
      Item 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      CAYMAN ISLANDS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  7.    Sole Voting Power
Number of               8,270,004 shares of common stock, par value $0.01 per
Shares                  share
Beneficially      --------------------------------------------------------------
Owned by          8.    Shared Voting Power
Each              --------------------------------------------------------------
Reporting         9.    Sole Dispositive Power
Person With             8,270,004 shares of common stock, par value $0.01 per
                        share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,270,004 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
12.   Check box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)  [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.4%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      PN
--------------------------------------------------------------------------------

CUSIP No.

741929 10 3
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      AIG GSEF, L.P.  (I.R.S. NO. 98-0210589)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   [   ]
      (b)   [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      CAYMAN ISLANDS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  7.    Sole Voting Power
                        8,270,004 shares of common stock, par value $0.01 per
Number of               share
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power
Reporting               8,270,004 shares of common stock, par value $0.01 per
Person With             share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,270,004 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.4%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      PN
--------------------------------------------------------------------------------

CUSIP No.

741929 10 3
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      AIG GSEF INVESTMENTS, LTD. (I.R.S. NO. 98-0210590)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      CAYMAN ISLANDS
--------------------------------------------------------------------------------
                  7.    Sole Voting Power
                        8,270,004 shares of common stock, par value $0.01 per
Number of               share
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power
Reporting               8,270,004 shares of common stock, par value $0.01 per
Person With             share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,270,004 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.4%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      OO
--------------------------------------------------------------------------------

CUSIP No.

741929 10 3
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      AIG CAPITAL PARTNERS, INC. (I.R.S. NO. 13-3856440)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

       DELAWARE
--------------------------------------------------------------------------------
                  7.    Sole Voting Power
                        8,270,004 shares of common stock, par value $0.01 per
Number of               share
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power
Reporting               8,270,004 shares of common stock, par value $0.01 per
Person With             share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,270,004 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.4%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP No.

741929 10 3
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      AIG GLOBAL EMERGING MARKETS FUND, L.L.C. (I.R.S. NO. 13-3960880)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      OO
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
                  7.    Sole Voting Power
                        8,270,004 shares of common stock, par value $0.01 per
Number of               share
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power
Reporting               8,270,004 shares of common stock, par value $0.01 per
Person With             share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      7,478,556 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      8.5%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      OO
--------------------------------------------------------------------------------

CUSIP No.

741929 10 3
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GEM PARALLEL FUND, L.P. (I.R.S. NO. 52-2159897)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
                  7.    Sole Voting Power
                        8,270,004 shares of common stock, par value $0.01 per
Number of               share
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power
Reporting               8,270,004 shares of common stock, par value $0.01 per
Person With             share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      791,448 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      0.9%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      PN
--------------------------------------------------------------------------------

CUSIP No.

741929 10 3

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      AIG CAPITAL MANAGEMENT CORP. (I.R.S. NO. 13-3776802)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
                  7.    Sole Voting Power
                        8,270,004 shares of common stock, par value $0.01 per
Number of               share
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power
Reporting               8,270,004 shares of common stock, par value $0.01 per
Person With             share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,270,004 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.4%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP No.

741929 10 3
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      AIG ASSET MANAGEMENT SERVICES, INC. (I.R.S. NO. 13-3805094)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
                  7.    Sole Voting Power
                        8,270,004 shares of common stock, par value $0.01 per
Number of               share
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power
Reporting               8,270,004 shares of common stock, par value $0.01 per
Person With             share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,270,004 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      9.4%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP No.

741929 10 3

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      AIG GLOBAL INVESTMENT GROUP, INC. (I.R.S. NO. 13-3870953)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
                  7.    Sole Voting Power
                        8,270,004 shares of common stock, par value $0.01 per
Number of               share
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power
Reporting               8,270,004 shares of common stock, par value $0.01 per
Person With             share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      16,540,008 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      18.7%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO, HC
--------------------------------------------------------------------------------

CUSIP No.

741929 10 3
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      AMERICAN INTERNATIONAL GROUP, INC.  (I.R.S. NO. 13-2592361)
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      DELAWARE
--------------------------------------------------------------------------------
                  7.    Sole Voting Power
                        8,270,004 shares of common stock, par value $0.01 per
Number of               share
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power
Owned by          --------------------------------------------------------------
Each              9.    Sole Dispositive Power
Reporting               8,270,004 shares of common stock, par value $0.01 per
Person With             share
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      16,540,008 shares of common stock, par value $0.01 per share
--------------------------------------------------------------------------------
12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      18.7%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO, HC
--------------------------------------------------------------------------------

AMENDMENT NO. 2 TO SCHEDULE 13D

Except as otherwise provided herein, this Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and restates in its entirety the Schedule 13D (the "Initial 13D") of the Filers (as defined below) filed with the Securities and Exchange Commission (the "SEC") on January 10, 2003 and Amendment No. 1 to the Initial 13D of the Filers filed with the SEC on April 24, 2003.

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 2 relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of Primus Telecommunications Group, Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1700 Old Meadow Road, McLean, VA 22102.

ITEM 2.  IDENTITY AND BACKGROUND

(a) through (c) and (f):

   This Amendment No. 2 is being filed on behalf of the following entities (collectively, the "Filers"):

       (i) AIG Global Sports and Entertainment Fund, L.P., a Cayman Islands limited partnership ("AIGGSEF"), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is an investment fund engaged in the business of making proprietary investments;

       (ii) AIG GSEF, L.P., a Cayman Islands limited partnership ("AIGGSEFGP"), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is the sole general partner of AIGGSEF;

       (iii) AIG GSEF Investments, Ltd., a Cayman Islands limited company ("AIGGSEFI"), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is the sole general partner of AIGGSEFGP;

       (iv) AIG Capital Partners, Inc., a Delaware corporation ("AIGCP"), having its principal office at 175 Water Street, New York, NY 10038, is the sole shareholder of AIGGSEFI and is engaged in the business of originating and managing AIG's international private equity investments in emerging markets;

       (v) AIG Global Emerging Markets Fund, L.L.C., a Delaware limited liability company ("AIGGEM"), having its principal office at 175 Water Street, New York, NY 10038, is an investment fund engaged in the business of making proprietary investments;

       (vi) GEM Parallel Fund, L.P., a Delaware limited partnership ("GEM Parallel"), having its principal office at 175 Water Street, New York, NY 10038, is an investment fund engaged in the business of making proprietary investments;

       (vii) AIG Capital Management Corp., a Delaware corporation ("AIGCMC"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole managing member of AIGGEM and is the sole general partner of GEM Parallel and is engaged in the business of organizing and managing the invested assets of institutional private equity investment funds;

       (viii) AIG Asset Management Services, Inc., a Delaware corporation ("AIGAMS"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGCMC and is a holding company;

       (ix) AIG Global Investment Group, Inc., a Delaware corporation ("AIGGIG"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGCP and AIGAMS and is a holding company; and

       (x) American International Group, Inc., a Delaware corporation ("AIG"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGGIG and is a holding company which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad.

   Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co, Inc., a Delaware corporation ("Starr"), have the right to vote approximately 12%, 2.3% and 1.8%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, NY 10270.

   The names of the executive officers and directors (collectively, "Covered Persons") of each of AIG, AIGGIG, AIGCP, AIGGSEFI, AIGAMS, AIGCMC, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Annex A to the Initial 13D, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a United States citizen, except for Messrs. Manton and Tse, who are British subjects, Mr. Johnson who is a British national and Mr. Cohen who is a Canadian citizen.

(d) and (e):

   During the last five years, none of the Filers, SICO, The Starr Foundation or Starr nor, to the best knowledge of each such Filer, SICO, The Starr Foundation or Starr, their respective Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 31, 2002, pursuant to that certain Stock Purchase Agreement (the "Purchase

Agreement") dated as of such date by and among the Issuer, AIGGSEF, AIGGEM, GEM Parallel (AIGGSEF, AIGGEM and GEM Parallel being referred to herein as the "Lead Investors") and Duke Hotels Limited ("Duke," and together with the Lead Investors, the "Investors"), which Purchase Agreement is filed herewith as
Exhibit 2 and incorporated herein by reference in its entirety, (i) AIGGSEF purchased 206,095 shares of the Issuer's Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred"), for $15,458,475.73, (ii) AIGGEM purchased 186,371 shares of Series C Preferred for $13,979,099.60, and
(iii) GEM Parallel purchased 19,723 shares of Series C Preferred for $1,479,376.13.

At a subsequent closing pursuant to the terms of the Purchase Agreement, (i) AIGGSEF purchased 60,548 additional shares of Series C Preferred for $4,541,524.27, (ii) AIGGEM purchased 54,754 additional shares of Series C Preferred for $4,106,900.40, and (iii) GEM Parallel purchased 5,795 additional shares of Series C Preferred for $434,623.87. As a result of such transactions and the transactions consummated on December 31, 2002 as described above, (x) AIGGSEF held 266,643 shares of Series C Preferred, (y) AIGGEM held 241,125 shares of Series C Preferred, and (z) GEM Parallel held 25,518 shares of Series C Preferred.

Each of AIGGSEF, AIGGEM and GEM Parallel obtained the funds used to purchase all of their respective shares of Series C Preferred by contributions from their respective members or general and limited partners, as applicable.

On November 4, 2003, the Lead Investors converted all of the 533,286 outstanding shares of the Issuer's Series C Preferred held by them into 21,540,008 shares of Common Stock of the Issuer at a conversion ratio of 40.3911 shares of Common Stock per share of Series C Preferred (the "Series C Preferred Conversion"). The Series C Preferred Conversion was at no cost to the Lead Investors and was effected pursuant to the optional conversion provisions of the Certificate of Designation in respect of the Series C Preferred filed herewith as Exhibit 3, which is incorporated herein by reference in its entirety (the "Certificate of Designation"). As a result of such transactions, (x) AIGGSEF held 10,770,004 shares of Common Stock, (y) AIGGEM held 9,739,304 shares of Common Stock, and
(z) GEM Parallel held 1,030,700 shares of Common Stock.

On November 21, 2003, the Investors, entered into an agreement with Smithfield Fiduciary LLC, Citadel Equity Fund Ltd., Connecticut General Life Insurance Company Separate Account FTF and Deutsche Bank AG, London Branch (collectively, the "Buyers"), pursuant to which the Lead Investors sold in the aggregate 5,000,000 shares of Common Stock to the Buyers in a private transaction for an aggregate purchase price of $43,500,000 (the "Private Resale Transaction"). As a result of the Private Resale Transaction, (x) AIGGSEF currently holds 8,270,004 shares of Common Stock, (y) AIGGEM currently holds 7,478,556 shares of Common Stock, and (z) GEM Parallel currently holds 791,448 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

Each of AIGGSEF, AIGGEM, GEM Parallel Fund acquired the shares of Series C Preferred and the shares of Common Stock acquired upon the Series C Preferred Conversion reported herein for investment purposes and may, from time to time, depending on such Investor's evaluation of the market for the Common Stock, other opportunities available to it, its financial requirements and other possible future developments, decide to increase or decrease its holdings of Common Stock. The response to Item 3 hereof is incorporated herein by reference in its entirety.

As a result of the transactions contemplated by the Purchase Agreement and the Series C Preferred Conversion, the capitalization of the Issuer has changed.

In connection with the Series C Preferred Conversion, on November 4, 2003, each of the Lead Investors entered into an agreement, filed herewith as Exhibit 4 and incorporated herein by reference in its entirety, with the Issuer (the "Governance Agreement") pursuant to which the Issuer has agreed that, for so long as the Investors own Common Stock of the Issuer representing at least (a) five percent (5%) of the total outstanding voting power of the Issuer on a "Fully Diluted Basis" (as defined in the Governance Agreement), the Issuer will use its best efforts, subject to the exercise of the Issuer's fiduciary duties by its Board of Directors, to have a designee of the Investors nominated for election by the Issuer's stockholders as a member of its Board of Directors (without any guarantee that such person shall be elected as a director) and (b) ten percent (10%) of the total outstanding voting power of the Issuer on a Fully Diluted Basis, the Issuer will use its best efforts, subject to the exercise of fiduciary duties by its Board of Directors, to have an additional designee of the Investors serve as a non-voting observer to the board of directors (the "Board Observer"); provided that such director nominee and the Board Observer are reasonably acceptable to a majority of the other directors of the Issuer. Following the Series C Conversion, the Board of the Directors of the Issuer elected Paul G. Pizzani as a director and Geoffrey L. Hamlin as the Board Observer, each of whom served in similar roles on behalf of the holders of Series C Preferred.

The Governance Agreement also provides that for so long as the Investors own Common Stock of the Issuer representing at least ten percent (10%) of the total outstanding voting power of the Issuer on a Fully Diluted Basis, the Issuer may not take certain specified actions without majority approval of the non-management directors of the Issuer, voting together as a group.

Pursuant to that certain Registration Rights Agreement dated as of December 31, 2002 (the "Registration Rights Agreement"), filed herewith as Exhibit 5 and incorporated herein by reference in its entirety, by and among the Issuer and each of the Investors, each of the Investors was granted certain demand, "piggyback" and Form S-3 registration rights entitling such Investors, subject to the limitations set forth therein, to have their respective Registrable Securities (as defined therein) registered under the Securities Act of 1933, as amended (the "Securities Act"). On November 4, 2003, pursuant to a Form S-3 registration request, the Issuer filed a Registration Statement on Form S-3 with the SEC relating to the possible offer and sale from time to time by the Investors of some or all of their shares of Common Stock which they received upon the Series C Preferred Conversion (the "Resale Registration Statement"). However, the Resale Registration Statement has not yet become effective. Pursuant to Amendment No. 1 to the Registration Rights Agreement dated as of November 21, 2003, by and among the Issuer and each of the Investors (the "Amendment No. 1 to the Registration Rights Agreement"), entered into in connection with the Private Resale Transaction and filed herewith as Exhibit 6 and incorporated herein by reference in its entirety, Section 6(b) of the Registration Rights Agreement shall be deleted in its entirety effective immediately upon the verbal or written notice by members of the staff of the SEC that the Resale Registration Statement has been declared effective under the Securities Act.

In connection with the Series C Preferred Conversion and the filing of the Resale Registration Statement, each of the Lead Investors entered into an agreement, dated as of November 4, 2003, with the Issuer (the "Lock-up Agreement"), pursuant to which each of the Lead Investors agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of the Issuer's Common Stock or any securities convertible or exchangeable into the Issuer's Common Stock for a period of 270 days from November 4, 2003, without the prior written consent of the Issuer. Notwithstanding the foregoing, the Lock-up Agreement provided that the Lead Investors may sell up to an aggregate of 8,000,000 shares of the Issuer's Common Stock during this 270-day period (exclusive of the 13,540,008 shares in aggregate referenced above that are subject to the Lock-up Agreement). The 5,000,000 shares of Common Stock sold by the Lead Investors in the Private Resale Transaction were sold pursuant to such exception.

In connection with the Private Resale Transaction, each of the Lead Investors entered into an agreement dated as of November 21, 2003, filed herewith as
Exhibit 7 and incorporated herein by reference in its entirety, with the Issuer (the "Revised Lock-up Agreement") which amended and restated the Lock-up Agreement. Pursuant to the Revised Lock-up Agreement, the Lead Investors agreed, until after January 15, 2004, not to offer, sell or otherwise dispose of the 3,000,000 shares of the Issuer's Common Stock which were previously exempted pursuant to the terms of the Lock-up Agreement and to extend the expiration date of the Lock-up Agreement to February 14, 2004, in the event the Resale Registration Statement has not yet been declared effective by that date.

The foregoing summary of certain provisions of the Certificate of Designation, the Purchase Agreement, the Registration Rights Agreement, the Governance Agreement, Amendment No.1 to the Registration Rights Agreement and the Revised Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to such documents as filed herewith as Exhibits.

Except as contemplated by the Registration Rights Agreement, Amendment No. 1 to the Registration Rights Agreement and the Governance Agreement or as otherwise set forth in this Item 4, none of the Filers, SICO, The Starr Foundation or Starr nor, to the best knowledge of each such Filer, SICO, The Starr Foundation or Starr, their respective Covered Persons has any present plans or proposals which relate to or would result in:

       (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

       (v) any material change in the present capitalization or dividend policy of the Issuer;

       (vi) any other material change in the Issuer's business or corporate structure;

       (vii) changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (viii) causing a class of securities of the Issuer to cease to be quoted on The Nasdaq Stock Market, Inc.

       (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

       (x)    any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b):

   The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 and is incorporated herein by reference. Such information is based upon 88,405,033 shares of Common Stock issued and outstanding as of November 12, 2003 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, as filed with the SEC on November 14, 2003.

(c):

   Other than the Series C Preferred Conversion and the Private Resale Transaction, none of the Filers, SICO, The Starr Foundation or Starr nor, to the best knowledge of each such Filer, SICO, The Starr Foundation or Starr, their respective Covered Persons has effected any transactions in the Common Stock or Series C Preferred during the past sixty days.

(d) and (e):

   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in this Amendment No. 2 and the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships between any of the Filers or any of the Covered Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement by and among the Filers as required by Rule 13d-1(k)(1) (incorporated by reference to Exhibit 99.1 to the Filers' Initial 13D, as filed with the Securities and Exchange Commission on January 10, 2003).

2. Purchase Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

3. Certificate of Designation in respect of the Series C Preferred (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

4. Governance Agreement, dated as of November 4, 2003, by and among the Issuer and each of the Lead Investors.

5. Registration Rights Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit
      99.2 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

6. Amendment No. 1 to the Registration Rights Agreement, dated as of November 21, 2003, by and among the Issuer and each of the Investors.

7. Revised Lock-up Agreement, dated as of November 21, 2003, by and among the Issuer and each of the Lead Investors.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2003                       AIG GLOBAL SPORTS AND
                                             ENTERTAINMENT FUND, L.P.

                                             By: AIG GSEF, L.P.,
                                                   Its general partner

                                                 By: AIG GSEF Investments, Ltd.,
                                                         its general partner

                                             By:   /s/ Peter Yu
                                                --------------------------------
                                                   Name:  Peter Yu
                                                   Title: Director

Date: December 8, 2003                       AIG GSEF, L.P.

                                             By: AIG GSEF Investments, Ltd.,
                                                         its general partner

                                             By:   /s/ Peter Yu
                                                --------------------------------
                                                   Name:  Peter Yu
                                                   Title: Director

Date: December 8, 2003                       AIG GSEF INVESTMENTS, LTD.

                                             By:   /s/ Peter Yu
                                                --------------------------------
                                                   Name:  Peter Yu
                                                   Title: Director

Date: December 8, 2003                       AIG CAPITAL PARTNERS, INC.

                                             By:   /s/ Peter Yu
                                                --------------------------------
                                                   Name:  Peter Yu
                                                   Title: President

Date: December 8, 2003                       AIG GLOBAL EMERGING
                                             MARKETS FUND, L.L.C.

                                             By:  AIG Capital Management Corp.,
                                                        its managing member

                                             By:   /s/ Peter Yu
                                                --------------------------------
                                                   Name:  Peter Yu
                                                   Title: Managing Director and
                                                          Vice President

Date: December 8, 2003                       GEM PARALLEL FUND, L.P.

                                             By:  AIG Capital Management Corp.,
                                                       its general partner

                                             By:   /s/ Peter Yu
                                                --------------------------------
                                                   Name:  Peter Yu
                                                   Title: Managing Director

Date: December 8, 2003                       AIG CAPITAL MANAGEMENT CORP.

                                             By:   /s/ Peter Yu
                                                --------------------------------
                                                   Name: Peter Yu
                                                   Title: Managing Director

Date: December 8, 2003                       AIG ASSET MANAGEMENT SERVICES, INC.

                                             By:   /s/ Win J. Neuger
                                                ---------------------------
                                                   Name:  Win J. Neuger
                                                   Title: Director & President

Date: December 8, 2003                       AIG GLOBAL INVESTMENT GROUP, INC.

                                             By:   /s/ Win J. Neuger
                                                ---------------------------
                                                   Name:  Win J. Neuger
                                                   Title: Chairman & Chief
                                                          Executive Officer

Date: December 8, 2003                       AMERICAN INTERNATIONAL GROUP, INC.

                                             By:   /s/ Win J. Neuger
                                                ---------------------------
                                                   Name:  Win J. Neuger
                                                   Title: Executive Vice
                                                          President & Chief
                                                          Investment Officer

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
99.1              Joint Filing Agreement by and among the Filers as required by
                  Rule 13d-1(k)(1) (incorporated by reference to Exhibit 99.1 to the Filers' Initial 13D, as filed with the Securities and
                  Exchange Commission on January 10, 2003).

99.2 Purchase Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

99.3              Certificate of Designation in respect of the Series C
                  Preferred (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

99.4 Governance Agreement, dated as of November 4, 2003, by and among the Issuer and each of the Lead Investors.

99.5 Registration Rights Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors
                  (incorporated by reference to Exhibit 99.2 to the Issuer's
                  Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

99.6 Amendment No. 1 to the Registration Rights Agreement, dated as of November 21, 2003, by and among the Issuer and each of the Investors.

99.7 Revised Lock-up Agreement, dated as of November 21, 2003, by and among the Issuer and each of the Lead Investors.